December 13, 2024

Andrew Green
Chief Executive Officer
Acme Atronomatic Inc.
111 W Jefferson Street
Suite 200
Orlando, Florida 32801

       Re: Acme Atronomatic Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed November 14, 2024
           File No. 024-12445
Dear Andrew Green:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 6, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A
Bonus Shares and Perks, page 17

1. We note your response to prior comment 5. Please provide the value of the following
       perks: the SatelliteSelfie   , personalized weather forecasts, satellite
inscription, and
       satellite naming.
 December 13, 2024
Page 2

       Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334
with any other questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Technology